The Growth Fund of America, Inc.
One Market, Steuart Tower, Suite 1800
San Francisco, California 94105

Phone (415) 421-9360
Fax (415) 393-7140

For period ending 8/31/08
File number 811 – 00862

77C.              Matters submitted to a vote of security holders.

a)           Meeting of shareholders – August 7, 2008

(1)	Directors elected:

	Votes	Votes
Director	For	Withheld

Ronald P. Badie	3,695,413,448	44,284,226
Joseph C. Berenato	3,696,341,912	43,355,762
Louise H. Bryson	3,695,913,412	43,784,263
Robert J. Denison	3,696,033,533	43,664,141
Robert A. Fox	3,689,947,735	49,749,939
Leonade D. Jones	3,695,746,857	43,950,817
John G. McDonald	3,687,873,688	51,823,987
Gail L. Neale	3,694,255,226	45,442,448
Donald D. O’Neal	3,696,252,024	43,445,650
Henry E. Riggs	3,693,890,180	45,807,494
James F. Rothenberg	3,696,261,110	43,436,565
Patricia K. Woolf	3,693,390,080	46,307,594